UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-157053

MGIC PROFIT SHARING AND SAVINGS PLAN
(Exact name of registrant as specified in its charter)

250 East Kilbourn Avenue, Milwaukee, WI 53202, (414) 347-6480
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the MGIC Profit Sharing and Savings Plan (the “Plan”) arising pursuant to investment in MGIC Investment Corporation (the “Company”) common stock, par value $1.00 per share, and common share purchase rights

(Title of each class of securities covered by this Form)

None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*
Participants in the Plan may no longer make additional investments in a Company stock fund within their Plan accounts.  Therefore, the Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to de-register all unsold shares of common stock, common share purchase rights and related plan interests offered to employees under the Plan.  Upon the filing of this Form 15, the Plan’s obligation to file an annual report on Form 11-K will be suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the MGIC Profit Sharing and Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	By:	MGIC Profit Sharing and Savings Plan

Date: November 11, 2011	By:	/s/ J. Michael Lauer
J. Michael Lauer Member of Plan Administrative Committee